Exhibit 1

For Immediate Release

BCE reports results of Series AK and AL preferred share conversions

MONTRÉAL, December 17, 2021—BCE Inc. (TSX: BCE) (NYSE: BCE) today announced that 501,717 of its 22,735,621 fixed-rate Cumulative Redeemable First Preferred Shares, Series AK (“Series AK Preferred Shares”) have been tendered for conversion on December 31, 2021, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AL (“Series AL Preferred Shares”). In addition, 956,408 of its 2,254,079 Series AL Preferred Shares have been tendered for conversion on December 31, 2021, on a one-for-one basis, into Series AK Preferred Shares. Consequently, on December 31, 2021, BCE will have 23,190,312 Series AK Preferred Shares and 1,799,388 Series AL Preferred Shares issued and outstanding. The Series AK Preferred Shares and the Series AL Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.K and BCE.PR.L, respectively.

The Series AK Preferred Shares will pay on a quarterly basis, for the five-year period beginning on December 31, 2021, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.306%.

The Series AL Preferred Shares will continue to pay, for each quarterly period, as and when declared by the Board of Directors of BCE, a quarterly floating cash dividend based on the T-Bill Rate for such quarterly period plus 1.88%, calculated in accordance with the articles of BCE. The floating dividend rate applicable to the Series AL Preferred Shares for the quarterly period beginning on December 31, 2021 is 0.49537% (annual rate of 2.009% based on a T-Bill Rate of 0.129%).

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Investor Relations

1-800-339-6353

investor.relations@bell.ca

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